SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

25 March 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___________________

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 25 March 2003	NOVO NORDISK A/S

Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

25 March 2003

Annual General Meeting at Novo Nordisk A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders adopted

•	The Annual Report and discharged Management and the Board of Directors.

•	The application of profits according to the adopted Annual Report. Thus the dividend will be DKK 3.60 per share of DKK 2, an increase of 7% compared with 2001.

•	Re-election of Niels Jacobsen and Jørgen Wedel to the Board of Directors.

•	Election of Sten Scheibye to the Board of Directors.

•	Re-election of auditors – PricewaterhouseCoopers and Ernst & Young, Statsautoriseret Revisionsaktieselskab.

•	Amendment of the Articles of Association, §§ 8f, 12, 15f and 19a.

•	Authorisation to the Board of Directors, until the next Annual General Meeting, to allow the company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%.

In his oral report Mads Øvlisen, chairman of the Board, commented on the proposed EU Directive on takeover bids, which is currently being discussed in the EU institutions.

“The final content of the directive is as yet unknown, but unfortunately proposals are afoot to revoke the Danish differentiated voting rights system of A and B shares in connection with takeover bids for listed companies. Let me say it loud and clear: Novo Nordisk wishes to maintain a differentiated voting rights system with A and B shares. Novo Nordisk’s ownership structure with a foundation as the majority shareholder was established in the 1950s and was thus already in place at the listing of the company in 1974. A revocation of the current voting rights differentiation cannot be implemented as this would violate the Articles of Association of the Novo Nordisk Foundation as approved by the Danish foundation authorities. This structure has proved to be an efficient way of promoting continuity and expansion, as it has enabled the founders to raise capital for developing the company while at the same time retaining control of it. This stability enables the company to continue to develop in accordance with its long-term visions rather than governed by short-term interests – while at the same time serving the shareholders’ interests, as demonstrated by Novo Nordisk over the years.’’

Stock Exchange Announcement No 7/2003	Page 1 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314

The Board of Directors

At a Board Meeting immediately after the Annual General Meeting the Board constituted itself with Mads Øvlisen as chairman and Kurt Anker Nielsen as vice chairman.

The Board of Directors of Novo Nordisk comprises:

•	Mads Øvlisen (chairman)

•	Kurt Anker Nielsen, co-president, Novo A/S (vice chairman)

•	Kurt Briner, director, Switzerland

•	Niels Jacobsen, president and CEO, Oticon Danmark A/S and William Demant Holding A/S

•	Ulf J Johansson, Dr Tech, Sweden

•	Sten Scheibye, president and CEO, Coloplast A/S

•	Jørgen Wedel, director, US

•	Johnny Henriksen, environmental specialist (employee representative)

•	Anne Marie Kverneland, laboratory technician, (employee representative)

•	Stig Strøbæk, electrician (employee representative).

Novo Nordisk is a focused healthcare company. With the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems, Novo Nordisk is a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information visit www.novonordisk.com.

For further information please contact:

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis Tel (direct): (+45) 4442 3573	Peter Haahr Tel (direct): (+45) 4442 1207

Palle Holm Olesen Tel (direct): (+45) 4442 6175

Christian Kanstrup Tel (direct): (+45) 4443 7801

In North America:	In North America:
Susan T Jackson Tel (direct): (+1) 609 919 7776	IR Office Tel (direct): (+1) 609 919 7846

Stock Exchange Announcement No 7/2003	Page 2 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsværd Denmark	+45 4444 8888 Telefax:	www.novonordisk.com	24256790
		+45 4444 2314